

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2020

Frances Toneguzzo
Chief Executive Officer
Vicapsys Life Sciences
1735 Buford Highway
Ste. 215-113
Cumming, GA 30041

> **Re: Vicapsys Life Sciences, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed on February 12, 2020**
> **File No. 000-56145**

Dear Ms. Toneguzzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Filed February 12, 2020

Business Overview, page 5

1.   Please revise your references to "encapsulated products," "VICAPSYN," "lead product" and "proprietary product line" to clarify you are referring to product candidates since it appears you do not currently have any approved products.

MGH License Agreement, page 6

2.   We note that you state that the MGH License Agreement permits you to engage in certain activities with respect to the Products, Processes, Materials, and Technological Information. Please revise your discussion to to explain what these items entail rather than referencing the defined terms in the MGH License Agreement.

3.　　You state that under the MGH License Agreement the company must satisfy certain requirements before the sale of certain products. You also state that the requirements must be satisfied by certain dates that have already passed and that such dates are currently subject to negotiations. Please clarify any progress you have made with respect to each of these requirements. For example, have you performed any research related to teh role of CXCL12? Additionally, expand your disclosure to discuss in more detail the status of such negotiations.

Competition, page 10

4.　　Please expand the discussion of your competitors developing therapies to treat Type 1 diabetes to disclose the status of clinical development, including the applicable clinical trails, for each product candidate.

Government Regulation, page 14

5.　　We note your discussion of Fast Track, Breakthrough therapy, Proprietary Review Designations and Accelerated Approval pathway programs. Please clarify that you currently do not qualify for any of these programs.

Risk Factors
We will need to obtain financing to implement our business plan, page 33

6.　　Please quantify the funding you will need and how far in the development process you expect to get with this amount of funding.

The application of the "penny stock" rules could adversely affect the market price of our common stock..., page 42

7.　　Please expand your disclosure to discuss if and how these "penny stock" rules apply to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

8.　　We note your disclosure that you do not believe you have enough cash on hand to operate your business during the next twelve months. Please expand your disclosure to provide the estimated amount of cash you believe will be necessary to fund your operations over the next twelve months. In addition, revise your disclosure in Management's Discussion and Analysis and in the notes to the financial statements to clarify how you intend to raise the additional funds. Refer to ASC 205-40-50.

Securitiy Ownership of Certain Beneficial Owners and Management, page 51

9.　　Please add an additional column to your beneficial ownership table to indicate the total voting power of each beneficial owner before and after the conversion of the preferred shares.

10.　　We note that you state in Footnote (1) to the beneficial ownership table that the Series A and Series B preferred shares automatically convert upon the filing of this Form 10. We also note that you state at pages 65 and 66 that your preferred shares convert, among other circumstances, on the one year anniversary of the filing of a Form 10. Please reconcile these statements.

<u>Certain Relationships and Related Transactions, and Director Independence, page 58</u>

11.　　We note that you disclose that Massachusetts General Hospital is the beneficial owner of 20.5% of your common shares. If applicable, please identify the MGH License agreement as a related party transaction. You may cross-reference your earlier discussion of the terms of this license agreement.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences